Exhibit 1_1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquirer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

May 15, 2012

To whom it may concern

Company Name: Sapporo Hokuyo Holdings, Inc.

Name of Representative: Junji Ishii, as President

(Code: 8328, the First Section of Tokyo Stock Exchange and Sapporo Securities Exchange)

Contact: Fumiyo Fujii, as Director and Manager of Executive Office

(Tel: 011-261-2417)

Notice regarding signing of a merger agreement with its consolidated subsidiary North Pacific Bank, Ltd.

Sapporo Hokuyo Holdings, Inc. (hereinafter “SHH”) hereby announces that SHH has entered into a merger agreement (hereinafter the “Merger Agreement”) with North Pacific Bank, Ltd. (hereinafter “NPB”) with NPB being the surviving company, each company having received the approval of their respective board of directors at meetings held today, subject to approval by their supervisory authority.

1. Purpose of the merger

SHH considered, at the time of its establishment in April, 2001, that its primary goal was early realization of synergy in integrating management of its group’s two (2) subsidiary banks (NPB and TheSapporo Bank, Ltd., at that time). SHH consummated a merger between such two (2) subsidiary banks, integrated their banking systems and branches, restructured credit card companies and leasing companies in its group, and implemented other measures. Therefore, SHH deems that almost all purposes of its establishment have been achieved.

Meanwhile, looking at the business environment surrounding SHH, the economic situation has dramatically changed due to the global financial crisis and Europe’s debt crisis, etc., and its changing speed has also increased.

Taking all such situation into consideration, SHH has decided to restructure its current group management system controlled by SHH, a pure holding company, and to establish a new management framework with NPB, a business subsidiary company at its center, in order to speed up and further streamline its decision making, to establish its healthy and strong financial ground and to make contribution for vitalization of the local economy by providing financial service smoothly in the future.

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2. Outline of the merger

(1) Schedule for the merger

Board meeting to approve the Merger Agreement	May 15, 2012

Execution of the Merger Agreement	May 15, 2012

General shareholders’ meeting record date	March 31, 2012

General shareholders’ meeting to approve the Merger Agreement	June 26, 2012 (planned)

Delisting of SHH	September 26, 2012 (planned)

Effective date of the merger	October 1, 2012 (planned)

(2) Type of the merger

The type of this merger between SHH and NPB (hereinafter the “Merger”) is an absorption-type merger, subject to approval by the supervisory authority, with NPB being the surviving company and SHH being the absorbed company. SHH plans to be dissolved as of the effective date of the Merger.

SHH will consummate the Merger after obtaining approvals for the Merger Agreement and other matters necessary for the Merger at its general shareholders’ meeting planned to be held on June 26, 2012.

The Merger is a short-form merger pursuant to Article 796, paragraph 1 of the Companies Act for NPB. Therefore, NPB plans to consummate the Merger without obtaining approvals for the Merger Agreement at its shareholders’ meeting. However, NPB will consummate the Merger after obtaining approvals for the Merger Agreement and other matters necessary for the Merger at its common shareholders’ class meeting and its Class-I preferred shareholders’ class meeting, both planned to be held on June 26, 2012; provided, however, that NPB will consummate the Merger without holding its common shareholders’ class meeting if NPB obtains all common shareholders’ approvals for the Merger Agreement and other matters necessary for the Merger pursuant to Article 319, paragraph 1 of the Companies Act as applied mutatis mutandis pursuant to Article 325 of this Act, and that NPB will consummate the Merger without holding its Class-I preferred shareholders’ class meeting if NPB obtains all Class-I preferred common shareholders’ approvals for the Merger Agreement and other matters necessary for the Merger pursuant to the aforementioned Article.

(3) Share allocation in the Merger

	NPB (Surviving company)	SHH (Absorbed company)
Merger ratio	1	1

*	The number of new shares issued due to the Merger: 398,880,349 common shares

(i) Share allocation ratio

One common share of NPB will be allocated and issued for one common share of SHH (except those held by SHH).

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(ii) Basis of calculation for the merger ratio, etc.

With ensuring the fairness and the appropriateness of the Merger as its first priority, SHH asked Daiwa Securities Co., Ltd. (hereinafter “Daiwa Securities”), a third party institution, to analyze the contents of Class-I preferred shares issued by NPB and the merger ratio, and received the analysis result. Taking fully into account the analysis results from Daiwa Securities, SHH and NPB established the merger ratio shown above.

(iii) NPB common shares held by SHH

NPB common shares held by SHH will be treasury stocks held by NPB due to the Merger. However, on and after the effective date of the Merger, NPB will cancel such treasury stocks.

(iv) Planned delisting

SHH plans to delist its shares from the stock exchange on September 26, 2012, while NPB, the surviving company, plans to technically list on the First Section of Tokyo Stock Exchange and the main market of Sapporo Securities Exchange, both on October 1, 2012.

(4) Dividends

The Merger Agreement provides that SHH may distribute dividends from its surplus to the shareholders, up to and including 1.5 yen per common share as the year-end dividends for the fiscal year ended March 31, 2012, and up to and including 1.5 yen per common share as the interim dividends for the fiscal year ended March 31, 2013 respectively. The Merger Agreement also provides that NPB will distribute dividends from its surplus to the Class-I preferred shareholders, up to and including 7.35 yen per Class-I preferred share as the year-end dividends for the fiscal year ended March 31, 2012, and up to and including 3.65 yen per Class-I preferred share as the interim dividends for the fiscal year ended March 31, 2013 respectively.

The interim dividends for SHH’s shareholders mentioned above will be paid from NPB after the effective date of the Merger.

(5) Handling of new share subscription rights and bonds with subscription rights to shares

Not applicable.

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3. Overview of merging companies (as of March 31, 2012)

		Surviving company	Absorbed company

(1)	Company name	North Pacific Bank, Ltd.	Sapporo Hokuyo Holdings, Inc.

(2)	Location	7, Odori Nishi 3-chome, Chuo-ku, Sapporo, Hokkaido, Japan	7, Odori Nishi 3-chome, Chuo-ku, Sapporo, Hokkaido, Japan

(3)	Name and title of representatives	President: Junji Ishii	President: Junji Ishii

(4)	Business description	Banking	Bank holding company

(5)	Capital stock	121,101 million yen (consolidated)	73,279 million yen (consolidated)

(6)	Date of establishment	August 20, 1917	April 2, 2001

(7)	Shares issued and outstanding*	Common shares: 366,898,207 Class-I preferred shares: 200,000,000	Common shares:399,406,530

(8)	Date of fiscal year end	March 31	March 31

(9)	Number of employees	3,491 (non-consolidated)	15 (non-consolidated)

(10)	Principal shareholders (name and percentage of shares outstanding)*	Common shares: SHH 100% Class-I preferred shares: The Resolution and Collection Corporation 100%	Nippon Life Insurance Company 7.75% Meiji Yasuda Life Insurance Company 7.74% Hokkaido Electric Power Co., Inc. 5.79%

(11)	Relationship between the companies

	Capital ties between the companies	SHH holds 100% of the outstanding common shares of NPB and is the parent company of NPB.

	Personal ties between the companies	Seven (7) directors and two (2) corporate auditors of SHH concurrently serve as directors or company auditors of NPB.

	Business relationship between the companies	SHH is a pure holding company of NPB and has entered into a business management agreement with NPB.

	Status regarding to related parties	NPB is a consolidated subsidiary of SHH and falls under the category of related parties.

(12)	Financial results in the most recent three-year period

Fiscal year	NPB(Consolidated)			SHH(Consolidated)
	FY2009 (March, 2010)	FY2010 (March, 2011)	FY2011 (March, 2012)	FY2009 (March, 2010)	FY2010 (March, 2011)	FY2011 (March, 2012)

Consolidated net assets	301,527	303,225	320,623	325,105	326,909	344,400

Consolidated total assets	7,368,518	7,377,220	7,678,190	7,394,578	7,401,641	7,706,554

Consolidated net assets per share (¥)	541.14	544.49	588.90	558.15	562.05	604.33

Consolidated ordinary income	150,297	137,057	143,291	179,909	166,456	172,299

Consolidated ordinary profit	32,018	27,326	47,154	33,497	29,401	49,417

Consolidated net income	30,191	12,533	23,935	31,694	12,265	24,132

Consolidated net income per share (¥)	77.46	29.84	61.23	75.02	31.21	60.78

Dividend per common share (¥)	—	—	—	3.00	3.00	3.00

*  Any Class-I preferred shareholder may request NPB to acquire the relevant Class-I preferred shares held by such Class-I preferred shareholder in exchange for NPB common shares on and after January 1, 2013.

(Unit: Millions of yen, unless otherwise specified)

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4. Surviving company information after the Merger

Surviving company
(1)	Company name	North Pacific Bank, Ltd.

(2)	Location	7, Odori Nishi 3-chome, Chuo-ku, Sapporo, Hokkaido, Japan

(3)	Name and title of representative	President: Junji Ishii

(4)	Business description	Banking

(5)	Capital stock	121,101 million yen (consolidated)

(6)	Date of fiscal year end	March 31

(7)	Net assets*	344,400 million yen

(8)	Total assets*	7,706,554 million yen

(9)	Listed stock exchange	The First Section of Tokyo Stock Exchange and the main market of Sapporo Securities Exchange

*  SHH’s consolidated figures as of the end of March, 2012 are described as the Merger is between the parent and its wholly-owned subsidiary.

5. Summary of accounting procedures

The Merger falls under the category of a transaction under common control pursuant to the Accounting Standard for Business Combinations (ASBJ Statement No. 21, December 26, 2008) and the Guidance on Accounting Standard for Business Combinations and Business Splits (ASBJ Guidance No. 10, December 26, 2008).

6. Forecasts

NPB is a consolidated subsidiary of SHH, and the Merger will have no material impact on the consolidated performance forecast of SHH in the current fiscal year ended March 31, 2013 and thereafter. The consolidated business forecast of SHH in the current fiscal year ended March 31, 2013 released today has taken into consideration the impact due to the Merger.

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(Reference) The consolidated business forecast in the current fiscal year ended March 31, 2013 (released today) and the consolidated business result in the previous fiscal year ended March 31, 2012.

(Units: Millions of yen)

	Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
Business forecasts in the current fiscal year (March, 2013)	159,200	22,600	18,000
Business results in the previous fiscal year ( March, 2012)	172,299	49,417	24,132

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